Exhibit 3.1

Articles 24 and 25 of the Bylaws of Catapult Communications Corporation as amended on July 24, 2007

“Article 24”

Certificates of Stock

The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate in such form as may be prescribed by the Board of Directors, duly numbered and sealed with the corporate seal of the corporation and setting forth the number and kind of shares. Such certificates shall be signed by, or in the name of the corporation by the president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form.

“Article 25”

Transfer of Stock

Unless further limited by the Articles of Incorporation, transfers of stock shall be made in the manner prescribed by law and in these Bylaws. Such transfers shall be made on the books of the corporation only by the record holder of such stock or by his or her attorney lawfully constituted in writing and, if such stock is certificated, upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued. The person registered on the books of the corporation as the owner of any shares of stock shall be entitled to all the rights of ownership with respect to such shares. It shall be the duty of every stockholder to notify the corporation of his or her post office address.